SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

Commission File Number: 333-42162

                              NOTIFICATION OF LATE FILING

(CHECK ONE):
 / / Form 10-K   / / Form 20-F   / / Form 11-K   /X/ Form 10-Q / / Form N-SAR

                 For Period Ended:   March 31, 2001

                 / /  Transition  Report on Form 10-K
                 / /  Transition  Report on Form 20-F
                 / /  Transition  Report  on Form 11-K
                 / /  Transition Report on Form 10-Q
                 / /  Transition Report on Form N-SAR For the
                 Transition Period Ended:

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

         VHS NETWORK, INC.
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Full Name of Registrant


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Former Name if Applicable


 301-5170 DIXIE ROAD
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Address of Principal Executive Office (Street and Number)


MISSISSAUGA, ONTARIO, CANADA   L4W 1E3
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/               (a)      The reasons  described in  reasonable  detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or

/X/ before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/               (c)      The accountant's  statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is waiting for its auditors to receive responses and third party confirmations to complete its review of the Registrant's financial statements for the period ended March 31, 2001.

PART IV -- OTHER INFORMATION

(1) Name  and  telephone   number  of  person  to  contact  in  regard  to  this
    notification

               Elwin Cathcart                905                238-9398
    ---------------------------------- ----------------- ----------------------
                   (Name)                (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

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(3) Is it anticipated that any significant change in results of operations  from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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PART V - EXHIBITS

A copy of the auditors' letter is attached hereto as an exhibit 1.



                         VHS NETWORK, INC.
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                  (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date        May 14, 2001                         By /s/ Elwin Cathcart
         -------------------------------------       ------------------------
                                                        Elwin Cathcart
                                                        Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   _______________________________ATTENTION__________________________________

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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Exhibit 1



Mr. Elwin Cathcart
VHS Network, Inc.
5170 Dixie Road, Suite 301
Mississauga, Ontario L4W 1E3



Re:      VHS Network, Inc.

Dear Mr. Cathcart:

Please be advised that we are not able to complete our review of your financial statements to permit you to complete and file your Form 10-QSB for the three months ended March 31, 2001 inasmuch as we are not yet in receipt of certain review responses and third-party confirmations. However, we anticipate that such information will be received shortly.

We understand that you will include this statement in the notification of Late filing under rule 12b-25 which you are filing with the Securities and Exchange Commission and we hereby consent to such inclusion.

Sincerely,

Berg & Company LLP


/s/ Michael Berg
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Michael C. Berg

San Francisco, CA
May 14, 2001



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